Filed by Ashland Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rules 14a-6 and 14a-12(b)
of the Securities Exchange Act of 1934
Subject company:
Ashland Global Holdings Inc.
Commission File No. 333-211719

News Release

August 30, 2016

Ashland announces hiring of Sara Stensrud as chief people and communications officer of Valvoline

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced that Sara K. Stensrud has joined its wholly owned subsidiary, Valvoline Inc., as chief people and communications officer. She reports to Valvoline Chief Executive Officer Sam Mitchell and is based at Valvoline’s global headquarters in Lexington, Kentucky.

In this role, Ms. Stensrud is responsible for global management of all aspects of human resources, including talent management and development, compensation and benefits, and labor and employee relations. She also oversees corporate communications.

Ms. Stensrud brings more than 25 years of senior leadership experience in the retail industry to her new role. Prior to joining Valvoline, she served six years as executive vice president and chief human resources officer for Chico’s FAS, Inc. (NYSE: CHS), a leading women’s retailer with more than 23,000 employees. Before that, she worked for Shopko Stores Inc., spending the majority of her seven-year career at the Midwest retailer as senior vice president of human resources. From 1990-2003, she held posts in operations, training and retail education at Fred Meyer Stores, which was acquired by The Kroger Co. (NYSE: KR) in 1999. Ms. Stensrud earned her bachelor’s degree in communication from California State University in Chico, California.

“We are excited to welcome Sara to the Valvoline leadership team,” said Mitchell. “We believe her significant retail experience and focus on delivering measurable results through innovative HR practices will help position Valvoline as a preferred employer in our markets.”

Added William Wulfsohn, Ashland chairman and chief executive officer: “Sara is a seasoned retail executive with a proven track record of building alignment and engagement across a global organization. Her addition to the Valvoline leadership team represents another step forward as we prepare to separate into two independent, publicly traded companies.”

“I am thrilled and honored to join the Valvoline team during this exciting time as it celebrates its 150th anniversary and prepares for the future,” Ms. Stensrud said.

About Ashland
Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

- 0 -

C-ASH

Forward-Looking Statements
This news release contains forward-looking statements. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology. These forward-looking statements include statements relating to status of the separation process, the plan to pursue an IPO of up to 20 percent of the common stock of Valvoline and the expected completion of the separation through the subsequent distribution of Valvoline common stock, the anticipated timing of completion of the planned IPO and subsequent distribution of the remaining Valvoline common stock, the plan to reorganize under a new public holding company to be called Ashland Global Holdings Inc. and Ashland’s and Valvoline’s ability to pursue their long-term strategies. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the proposal to reorganize under a new holding company, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO, new holding company reorganization or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors or the failure to obtain shareholder approval of the new holding company reorganization; the potential for disruption to Ashland’s business in connection with the proposed IPO, new holding company reorganization or separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the proposed IPO, new holding company reorganization or separation or obtain the expected credit ratings following the proposed IPO, new holding company reorganization or separation; Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K and its Form 10-Q for the quarterly period ended March 31, 2016 (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future event or otherwise.  Information on Ashland’s website is not incorporated into or a part of this news release.

Additional Information and Where to Find It
In connection with the reorganization of Ashland under a new holding company, Ashland filed with the SEC, and the SEC declared effective on August 5, 2016, the Ashland Global Holdings Inc. registration statement (the “Ashland Global Registration Statement”) that includes a proxy statement of Ashland Inc. that also constitutes a prospectus of Ashland Global Holdings Inc. with respect to the securities of Ashland Global Holdings Inc. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ASHLAND INC., ASHLAND GLOBAL HOLDINGS INC. AND THE REORGANIZATION. The proxy statement/prospectus and other documents relating to the reorganization can be obtained free of charge from the SEC website at www.sec.gov.

Non-solicitation
This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

FOR FURTHER INFORMATION:

Investor Relations:
Seth A. Mrozek
+1 (859) 815-3527
samrozek@ashland.com

 Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com